# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | **S-1/A** |
| **Live File** | **on** |
| **Return Copy** | **on** |
| **Submission Contact** | **Sonja Gouak** |
| **Submission Contact Phone Number** | **303-384-9229** |
| **Exchange** | **NONE** |
| **Confirming Copy** | **off** |
| **Filer CIK** | **0001453883** |
| **Filer CCC** | **xxxxxxxx** |
| **Filer File Number** | **333-168328** |
| **Filer Form Type** | **S-1/A** |
| **Smaller Reporting Company** | **on** |
| **Inv. Company Or Bus. Company** | **off** |
| **Notify via Filing website Only** | **off** |
| **Emails** | **filesec@indra.com** |

## Documents

| | | |
|---|---|---|
| **S-1/A** | **bulkstors1a3_10282011.htm** | |
| | **Amendment #2 to Registration Statement S-1/A** | |
| **EX-5.1** | **bulkstors1a3ex51_10282011.htm** | |
| | **Exhibit 5.1** | |
| **EX-23.1** | **bulkstorges1a3ex231_10282011.htm** | |
| | **Exhibit 23.1** | |
| **CORRESP** | **bulkstorges1a3cvr_10282011.htm** | |
| | **Response Letter** | |
| **S-1/A** | **bulkstors1a3_10282011.pdf** | |

## Module and Segment References

# SECURITIES AND EXCHANGE COMMISSION
## WASHINGTON, D.C. 20549

_____

## FORM S-1/A
### Amendment No. 3

**REGISTRATION STATEMENT**
**UNDER**
**SECURITIES ACT OF 1933**

_____

# BULK STORAGE SOFTWARE, INC.

(Name of small business issuer in its Charter)

| Colorado | 3572 | 26-1244643 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Primary Standard Industrial Classification Code Number) | (IRS Employer Identification Number) |

**10790 Glengate Loop**
**Highlands Ranch, Colorado 80130**
**(303) 862-6857**

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

**Geoffrey Gibbs**
**10790 Glengate Loop**
**Highlands Ranch, Colorado 80130**
**(303) 794-4630**

(Name, address and telephone number of agent for service)

With a Copy to:
**David J. Wagner, Esq.**
**David Wagner & Associates, P.C.**
**Penthouse Suite**
**8400 East Prentice Avenue**
**Greenwood Village, Colorado 80111**
**Office(303) 793-0304**
**Fax (303) 794-3393**

**Approximate Date of Commencement of Proposed Sale to the Public:** from time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.  (Check one):

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☒ |
| (Do not check if a smaller reporting company) | | | |

_____

## Calculation of Registration Fee

| Title of Each Class of Securities to be Registered | Amount To be Registered[1] | Proposed Maximum Offering Price Per Share[1] | Proposed Maximum Aggregate Offering Price[1] | Amount of Registration Fee |
|---|---|---|---|---|
| Common Stock, $0.001 par value | 1,253,080 | $0.25 | $313,270 | $30.00 |
| TOTAL: | 1,253,080 | $0.25 | $313,270 | $30.00 |

_____

[1] Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

**The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.**

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

**BULK STORAGE SOFTWARE, INC.**

**1,253,080 Shares of Common Stock**
**Par Value $0.001 Per Share**

This prospectus relates to the offering by the selling stockholders of Bulk Storage Software, Inc. of up to 1,253,080 shares of our common stock, par value $0.001 per share.  We will not receive any proceeds from the sale of common stock.

The selling stockholders have advised us that they will sell the shares of common stock from time to time in in the over-the-counter market or on other national securities exchanges or automated interdealer quotation systems on which our common stock may be listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. The selling stockholders will sell their shares at the initial offering price of $0.25 per share until the shares are traded on the OTC Bulletin Board or a national securities exchange, at which point the selling shareholders may sell the registered shares at the prevailing market price for the shares at the time of sale. or otherwise as described under the section of this prospectus titled "Plan of Distribution."

Our common stock does not currently trade in the public market. This registration statement constitutes the initial public offering for our common stock.

**You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. We have not authorized anyone to provide you with different information.**

**Investing in these securities involves significant risks.  See "Risk Factors" beginning on page        .**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is November_____, 2011.

The information contained in this prospectus is not complete and may be changed.  This prospectus is included in the registration statement that was filed by Bulk Storage Software, Inc. with the Securities and Exchange Commission.  The selling stockholders may not sell these securities until the registration statement becomes effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

**TABLE OF CONTENTS**

Page

**SUMMARY**

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements, and the notes to the financial statements.

For purposes of this prospectus, unless otherwise indicated or the context otherwise requires, all references herein to "Bulk Storage Software," "we," "us," and "our," refer to Bulk Storage Software, Inc., a Colorado corporation.

**Our Company**

Our business is to develop and market proprietary specialized computer software to help manage electronically stored data. We are presently designing and developing an enterprise class software and hardware based data storage appliance which will be known as "Enterprise Mass Storage Manager" (EMSM).

We were incorporated on October 15, 2007. Our original focus will be in the Denver, Colorado metropolitan area, but we eventually plan to expand nationwide. However, we currently have no plans for expansion. At the present time, we are developing our business software. We plan to sell our services to small and medium-sized business clients. At the present time, we have no plans to raise any additional funds within the next twelve months, other than those raised in our recent Offering. Any working capital will be expected to be generated from internal operations or from funds which may be loaned to us by Mr. Gibbs, our President. In the event that we need additional capital, Mr. Gibbs has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures. No market surveys have ever been conducted to determine demand for our services. Therefore, there can be no assurance that any of our objectives will be achiev

In August, 2008, we completed a private placement of our common shares under an exemption from the federal securities laws. We raised a total of $25,770 in this offering and sold a total of 103,080 shares.

A private company known as Beverage Master, Inc., which has common shareholders with us, but is a third party corporation otherwise unaffiliated with us, sold us the right to use the name Beverage Master, and we assumed a $35,000 promissory note owed by Beverage Master.

For the period ended September 30, 2010, our accountants have expressed doubt about our ability to continue as a going concern as a result of our continued net losses.

We have not been subject to any bankruptcy, receivership or similar proceeding.

Our address is 10790 Glengate Loop, Highlands Ranch, Colorado 80130. Our telephone number is (303) 862-6857.

**This Prospectus**

We have undertaken several transactions the result of which has been the issuance of shares that have restrictions on their transferability. In order to provide those investors with liquidity for their shares, we are filing with the SEC this prospectus as part of a registration statement to register those securities. We will not receive any proceeds from any sales of these shares.

**THE OFFERING**

| | |
|---|---|
| Common stock currently outstanding | 22,033,080 shares[1] |
| Common stock offered by the selling stockholders | 1,253,080 shares |
| Use of proceeds | We will not receive any proceeds from the sale of common stock offered by this prospectus. |

_____

[1] Shares of common stock outstanding as of October 21, 2011.

**RISK FACTORS**

You should carefully consider the following risk factors, together with the information contained in this prospectus, any reports we file with the SEC and the documents referred to herein.  You should also be aware that the risks described below may not be the only risks relevant to your determination. Instead, these are the risks that we believe most material to your decision.

**We are recently formed, have no operating history, and have never been profitable.  We have a retained earnings deficit. As a result, we may never become profitable, and we could go out of business.**

We were formed as a Colorado business entity in October, 2007. At the present time, we have no successful operating history. There can be no guarantee that we will ever be profitable. From our inception on October 15, 2007 through June 30, 2011, we generated no revenue. We had a net loss of $87,300 from inception through June 30, 2011. We had a negative stockholders equity of $59,600 at June 30, 2011. Our future sales will depend upon the number of customers we can generate.  We cannot guarantee we will ever develop a substantial number of customers. Even if we develop a substantial number of customers, there is no assurance that we will become a profitable company. We may never become profitable, and, as a result, we could go out of business.

**Because we had incurred operating losses from our inception, our accountants have expressed doubts about our ability to continue as a going concern.**

For the period ended September 30, 2010, our accountants have expressed doubt about our ability to continue as a going concern as a result of our continued net losses. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

- our ability to begin active operations;

- our ability to locate clients who will purchase our services; and

- our ability to generate revenues.

Based upon current plans, we may incur operating losses in future periods because we may, from time to time, be incurring expenses but not generating sufficient revenues. We expect approximately $40,000 in operating costs fpr general and administrative expenses over the next twelve months prior to generating revenues. We cannot guarantee that we will be successful in generating sufficient revenues or other funds in the future to cover these operating costs. Failure to generate sufficient revenues will cause us to go out of business.

We are only minimally capitalized. Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our ongoing operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. However, we expect we will need additional financing of some type, which we do not now possess, to fully develop our operations. We expect to rely principally upon our ability to raise additional financing, the success of which cannot be guaranteed. We will look at both equity and debt financing, including loans from our principal shareholder. However, at the present time, we have no definitive plans for financing in place. In the event that we need additional capital, Mr. Gibbs has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes. To the extent that we experience a substantial lack of liquidity, our development in accordance with our proposed plan may be delayed or indefinitely postponed, our operations could be impaired, we may never become profitable, fail as an organization, and our investors could lose some or all of their investment.

**Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance. As a result, an investor could lose his entire investment.**

The concept for our business model was developed in 2007. We have operated as a corporation for short amount of time. We have a limited operating history, based upon no revenues and a lack of profitability. These factors make it difficult to evaluate our business on the basis of historical operations. As a consequence, our past results may not be indicative of future results. Although this is true for any business, it is particularly true for us because of our limited operating history. Reliance on historical results may hinder our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. For example, if we overestimate our future sales for a particular period or periods based on our historical growth rate, we may increase our overhead and other operating expenses to a greater degree than we would have if we correctly anticipated the lower sales level for that period and reduced our controllable expenses accordingly. If we make poor budgetary decisions as a result of unreliable historical data, we could continue to incur losses, which may result in a decline in our stock price.

**Because we are a company with no operating history and revenues and only minimally capitalized, we have a lack of liquidity and will need additional financing in the future. Our future success depends, in large part, on the continued financing of Mr. Gibbs, our President. The loss of this financing would have a material adverse effect on our business. Additional financing may not be available when needed, which could delay our development or indefinitely postpone it. Our investors could lose some or all of their investment.**

We are only minimally capitalized. Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. However, we expect we will need additional financing of some type, which we do not now possess, to fully develop our operations. We expect to rely principally upon our ability to raise additional financing, the success of which cannot be guaranteed. Mr. Gibbs, our President, is currently our only source of financing. It should be noted that Mr. Gibbs is under no obligation to lend us funds under the term of the note. We have no indication that Mr. Gibbs would refuse to lend us funds if we should ask. It would be very difficult to find a financing source to replace Mr. Gibbs. The loss of the Mr. Gibbs' financing would have a material adverse effect on our business. At the present time, we have no definitive plans for financing in place, other than the funds which we have already obtained. In the event that we need additional capital, we will need to identify alternate sources of capital for working capital purposes. To the extent that we experience a substantial lack of liquidity, our development in accordance with our proposed plan may be delayed or indefinitely postponed, our operations could be impaired, we may never become profitable, fail as an organization, and our investors could lose some or all of their investment.

**We have no experience as a public company. Our inability to operate as a public company could be the basis of your losing your entire investment in us.**

We have never operated as a public company. We have no experience in complying with the various rules and regulations which are required of a public company. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations which are required of a public company. However, if we cannot operate successfully as a public company, your investment may be materially adversely affected. Our inability to operate as a public company could be the basis of your losing your entire investment in us. Our inability to operate as a public company could be the basis of your losing your entire investment in us.

**There are factors beyond our control which may adversely affect us. Any, all, or a combination of general market conditions and changing consumer tastes could cause an investor could lose his entire investment**

Our operations may also be affected by factors which are beyond our control, principally general market conditions and changing consumer tastes.  Any of these problems, or a combination thereof, could have affect on our viability as an entity. We may never become profitable, fail as an organization, and our investors could lose some or all of their investment.

**We are implementing a strategy to grow our business, which is expensive and may not generate increases in our revenues. If our growth strategies do not result in significant revenues, we may have to abandon our plans for further growth or may even cease our proposed operations.**

We intend to grow our business, and we plan to incur expenses associated with our growth and expansion. Although we recently raised funds through offerings to implement our growth strategy, these funds may not be adequate to offset all of the expenses we incur in expanding our business. We will need to generate revenues to offset expenses associated with our growth, and we may be unsuccessful in achieving revenues, despite our attempts to grow our business. If our growth strategies do not result in significant revenues, we may have to abandon our plans for further growth or may even cease our proposed operations.

**We must effectively manage the growth of our operations, or we may outgrow our current infrastructure. If this strategy does not result in significant revenues, we may have to abandon our plans for growth or may even cease our proposed operations.**

As of June 30, 2011, we had one employee, our President. If we experience rapid growth of our operations, we could see a backlog of client orders. We can resolve these capacity issues by hiring additional personnel and upgrading our infrastructure. However, we cannot guarantee that sufficient additional personnel will be available or that we will find suitable technology to aid our growth. In any case, we will continue pursuing additional sales growth for our company. Expanding our infrastructure will be expensive, and will require us to train our workforce, and improve our financial and managerial controls to keep pace with the growth of our operations.

If this strategy does not result in significant revenues, we may have to abandon our plans for growth or may even cease our proposed operations.

**We have a lack of liquidity and will need additional financing in the future. Additional financing may not be available when needed, which could delay or indefinitely postpone our development and impair our operations. We may never become profitable, fail as an organization, and our investors could lose some or all of their investment.**

We are only minimally capitalized. Because we are only minimally capitalized, we expect to experience a lack of liquidity for the foreseeable future in our proposed operations. We will adjust our expenses as necessary to prevent cash flow or liquidity problems. However, we expect we will need additional financing of some type, which we do not now possess, to fully develop our operations. We expect to rely principally upon our ability to raise additional financing, the success of which cannot be guaranteed. We will look at both equity and debt financing, including loans from our principal shareholder. However, at the present time, we have no definitive plans for financing in place, other than the funds which may be loaned to us by Mr. Gibbs, our President. In the event that we need additional capital, Mr. Gibbs has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes. To the extent that we experience a substantial lack of liquidity, our development in accordance with our proposed plan may be delayed or indefinitely postponed, our operations could be impaired, we may never become profitable, fail as an organization, and our investors could lose some or all of their investment.

**As a company with no operating history, we are inherently a risky investment. An investor could lose his entire investment.**

We have no operating history. Because we are a company with no history, the operations in which we engage in, the software business, is an extremely risky business. An investor could lose his entire investment.

**There are risks associated with introducing new products. If we are not successful with those product introductions, we will not realize on our investment in developing those products. An investor could lose his entire investment.**

We will continue to evaluate opportunities to develop product solutions, and when we choose to develop such products we will incur expenses in those development efforts. Market acceptance of new products may be slow or less than we expect. Our products also may not perform in a manner that is required by the market, or our competitors may be more effective in reaching the market segments we are targeting with these products. Slow market acceptance of these products will delay or eliminate our ability to recover our investment in these products. During any period that we unsuccessfully seek to market these products, we will also incur marketing costs without corresponding revenue. An investor could lose his entire investment.

**Our ability to grow our business depends on relationships with others. We have no established relationships at this time. We may never develop such relationships. Further, if we were to lose those relationships, we could lose our ability to sell certain of our products. An investor could lose his entire investment.**

Most of our revenue and a majority of our gross profit are expected to come from selling integrated solutions, consisting of combinations of hardware and software products produced by others. While our relationships will change from time to time, we must rely upon technology partners to augment and enhance the products we plan to sell. At the present time, we do not have any technology partners and cannot guarantee we will ever develop any such partners. If we do develop such partners, we risk that a given technology partner will change its marketing strategy and de-emphasize its use of marketing partners such as us. Our ability to generate revenue from reselling our products would diminish and our operations and results of operations would be materially and adversely affected. An investor could lose his entire investment.

**We are a relatively small company with limited resources compared to some of our current and potential competitors, which may hinder our ability to compete effectively. An investor could lose his entire investment.**

Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition, and a larger installed base of clients than we have. As a result, these competitors may have greater credibility with our existing and potential clients. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in client requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with decision makers at our potential clients. An investor could lose his entire investment.

**We may be unable to hire and retain key personnel. As a result, we could go out of business and an investor could lose his entire investment.**

Our future success depends on our ability to attract qualified storage technology and geospatial imagery personnel. We may be unable to attract these necessary personnel. If we fail to attract or retain skilled employees, or if a key employee fails to perform in his or her current position, we may be unable to generate sufficient revenue to offset our operating costs. As a result, we could go out of business and an investor could lose his entire investment.

**Because our current officers and directors are involved with other businesses in which we operate may create the possibility of a conflict of interest with regard to the allocation of time.**

All of our officers and directors are also involved with other businesses. Messrs. Gibbs and Sobnosky work in other businesses which compete for their time with our business. These other arrangements could create conflict of interest with respect to allocating time to our operations. Each of our officers and directors is aware of their responsibilities with respect to corporate opportunities and plans to operate our Company in such a manner as to minimize the effect of any conflict of interest. Each of these officers and directors will use their best judgments to resolve all potential conflicts. We cannot guarantee that any potential conflicts can be avoided.

**We may need to substantially invest in marketing efforts in order to grow our business, which will be expensive. As a result, we could go out of business and an investor could lose his entire investment.**

In order to grow our business, we will need to develop and maintain widespread recognition and acceptance of our company, our business model, our services and our products. We have not presented our service and product offering to the potential market. We plan to rely primarily on word of mouth from our existing contacts we develop personally through industry events to promote and market ourselves. In order to successfully grow our company, we may need to significantly increase our financial commitment to creating awareness and acceptance of our company among retailers, which would be expensive. To date, marketing and advertising expenses have been negligible. If we fail to successfully market and promote our business, we could lose potential clients to our competitors, or our growth efforts may be ineffective. If we incur significant expenses promoting and marketing ourselves, it could delay or completely forestall our profitability. On the other hand, we could go out of business and an investor could lose his entire investment.

**Our business is not diversified, which could result in significant fluctuations in our operating results. As a result, we could go out of business and an investor could lose his entire investment.**

All of our business is involved in the marketing of selling integrated data storage solutions, and, accordingly, is dependent upon trends in the sector. Downturns in the integrated data storage solutions sector could have a material adverse effect on our business. A downturn in the integrated data storage solutions sector may reduce our stock price, even if our business is successful. As a result, we could go out of business and an investor could lose his entire investment.

**We are a relatively small company with limited resources compared to some of our current and potential competitors, which may hinder our ability to compete effectively.  A failure to successfully compete in the integrated data storage solutions sector may cause us to go out of business. An investor could lose his entire investment.**

Some of our current and potential competitors have longer operating histories, significantly greater resources, broader name recognition, and a larger installed base of clients than we have. As a result, these competitors may have greater credibility with our existing and potential clients. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in client requirements. In addition, some of our current and potential competitors have already established supplier or joint development relationships with decision makers at our potential clients. A failure to successfully compete in the integrated data storage solutions sector may cause us to go out of business. An investor could lose his entire investment.

**Our success will be dependent upon our management's efforts. We cannot sustain profitability without the efforts of our management. The loss of any or all of our management, particularly Mr. Gibbs, our President, could have a material, adverse impact on our operations and may cause us to go out of business. An investor could lose his entire investment.**

Our success will be dependent upon the decision making of our directors and executive officers. These individuals intend to commit as much time as necessary to our business, but this commitment is no assurance of success. The loss of any or all of these individuals, particularly Mr. Gibbs, our President, could have a material, adverse impact on our operations and may cause us to go out of business. An investor could lose his entire investment. We have no written employment agreements with any officers and directors, including Mr. Gibbs. We have not obtained key man life insurance on the lives of any of our officers or directors.

**Our stock has no public trading market and there is no guarantee a trading market will ever develop for our securities. As a result, it may be difficult or impossible for you to liquidate your investment.**

There has been, and continues to be, no public market for our common stock. An active trading market for our shares has not, and may never develop or be sustained. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial price you paid. The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

* actual or anticipated fluctuations in our operating results;

* changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

* changes in market valuations of other companies, particularly those that market services such as ours;

* announcements by us or our competitors of significant innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

* introduction of product enhancements that reduce the need for our products;

* departures of key personnel.

Of our total outstanding shares as of June 30, 2011, a total of 20,780,000, or approximately 94.3%, will be restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

As restrictions on resale end, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

**Applicable SEC rules governing the trading of "Penny Stocks" limits the liquidity of our common stock, which may affect the trading price of our common stock.**

Our common stock is currently not quoted on in any market. If our common stock becomes quoted, we anticipate that it will trade well below $5.00 per share. As a result, our common stock is considered a "penny stock" and is subject to SEC rules and regulations that impose limitations upon the manner in which our shares can be publicly traded. These regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination for the purchaser and receive the written purchaser's agreement to a transaction prior to purchase. These regulations have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock

**The over-the-counter market for stock such as ours is subject to extreme price and volume fluctuations. You may not be able to resell your shares at or above the public sale price.**

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in the our industry and in the investment markets generally, as well as economic conditions and quarterly variations in our operational results, may have a negative effect on the market price of our common stock.

**Buying low-priced penny stocks is very risky and speculative.**

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse, or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade our common stock and may also affect your ability to resell any shares you may purchase in the public markets.

**Resale Limitations imposed by most states will limit the ability of our shareholders to sell their securities unless they are Colorado residents.**

The only state in which we plan to register this offering is Colorado. As a result, our selling shareholders may be limited in the sale of their Shares. The laws of most states require either an exemption from prospectus and registration requirements of the securities laws to sell their shares or registration for sale by this prospectus. These restrictions will limit the ability of non-residents of Colorado to sell the securities. Residents of other states must rely on available exemptions to sell their securities, such as Rule 144, and if no exemptions can be relied upon, then the selling shareholders may have to hold the securities for an indefinite period of time. Shareholders of states other than Colorado should consult independent legal counsel to determine the availability and use of exemptions to re-sell their securities.

**We do not expect to pay dividends on common stock.**

We have not paid any cash dividends with respect to our common stock, and it is unlikely that we will pay any dividends on our common stock in the foreseeable future. Earnings, if any, that we may realize will be retained in the business for further development and expansion.

## USE OF PROCEEDS

This prospectus relates to the resale of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.

## DETERMINATION OF OFFERING PRICE

These shares of common stock may be sold by the selling stockholders from time to time in the over-the-counter market or on other national securities exchanges or automated interdealer quotation systems on which our common stock may be listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. The selling stockholders will sell their shares at the initial offering price of $0.25 per share until the shares are traded on the OTC Bulletin Board or a national securities exchange, at which point the selling shareholders may sell the registered shares at the prevailing market price for the shares at the time of sale. We will file a post-effective amendment to this registration statement to reflect a change to the market price when the shares begin trading on a market.

## MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

### Holders

As of June 30, 2011, there were 66 record holders of our common stock and there were 22,033,080 shares of our common stock outstanding. No public market currently exists for shares of our common stock. We intend to apply to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.

### The Securities Enforcement and Penny Stock Reform Act of 1990

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which:

- contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

- contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities Act of 1934, as amended;

- contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;

- contains a toll-free telephone number for inquiries on disciplinary actions;

- defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

- contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

- the bid and offer quotations for the penny stock;

- the compensation of the broker-dealer and its salesperson in the transaction;

- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

**Equity Compensation Plan Information**

We have no outstanding stock options or other equity compensation plans.

**Reports**

Once our registration statement under Form S-1 has been declared effective, we  plan to register as a reporting company under the Securities Exchange Act of 1934, as amended, and will be subject to certain reporting requirements. We will furnish annual financial reports to our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports in our quarterly reports filed electronically with the SEC. in accordance with the requirements of the Securities Exchange Act of 1934, as amended.  All reports and information filed by us can be found at the SEC website, www.sec.gov.

**Stock Transfer Agent**

The stock transfer agent for our securities is Pacific Stock Transfer Company.  Their address is 4045 South Spencer Street, Suite 403, Las Vegas, Nevada 89119. Their phone number is (702)361-3033.

**Dividend Policy**

We have not previously declared or paid any dividends on our common stock and do not anticipate declaring any dividends in the foreseeable future. The payment of dividends on our common stock is within the discretion of our board of directors. We intend to retain any earnings for use in our operations and the expansion of our business. Payment of dividends in the future will depend on our future earnings, future capital needs and our operating and financial condition, among other factors that our board of directors may deem relevant. We are not under any contractual restriction as to our present or future ability to pay dividends.

## MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis or Plan of Operation contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases, you can identify forward-looking statements by the use of words such as "may", "will", "should", "anticipate", "believe", "expect", "plan", "future", "intend", "could", "estimate", "predict", "hope", "potential", "continue", or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions may differ materially from these forward-looking statements for many reasons, including, but not limited to, the matters discussed in this report under the caption "Risk Factors". We urge you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report.

The following table provides selected financial data about us from inception (October 15, 2007) through September 30, 2010 and for the nine months ended June 30, 2011. For detailed financial information, see the audited Financial Statements included in this prospectus.

**Balance Sheet Data: at September 30, 2010**

| | | |
|---|---|---|
| Cash | $ | 3,164 |
| Total assets | $ | 3,164 |
| Total liabilities | $ | 58,905 |
| Shareholders' equity | $ | (55,741) |

**Operating Data: as of September 30, 2010**

| | | |
|---|---|---|
| Revenues | $ | -0- |
| Total Expenses | $ | 44,599 |
| Net Income (Net Loss) | $ | (46,336) |

**Balance Sheet Data: at June 30, 2011 (unaudited)**

| | | |
|---|---|---:|
| Cash | $ | 1,780 |
| Total assets | $ | 1,780 |
| Total liabilities | $ | 61,380 |
| | | |
| Shareholders' equity | $ | (59,600) |

**Operating Data: for the nine months ended June 30, 2011 (unaudited)**

| | | |
|---|---|---:|
| Revenues | $ | -0- |
| Total Expenses | $ | 1,384 |
| Net Income (Net Loss) | $ | (3,859) |

**Results of Operations.**

From our inception on October 15, 2007 through June 30, 2011, we generated no revenue. As a result we have no operating history upon which to evaluate our business. In addition, we have a history of losses. We had a net loss of $87,300 for this period.

As of our fiscal year end, September 30, 2010, our accountants have expressed doubt about our ability to continue as a going concern as a result of our history of net loss. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully develop and market our software and our ability to generate revenues.

Operating expenses, which consisted solely of general and administrative expenses for the nine month period ended June 30, 2011 were $1,384. This compares with operating expenses for the nine month period ended June 30, 2010 of $44,599. Operating expenses for the fiscal year ended September 30, 2010 were $44,599. For the fiscal year ended September 30, 2009 they were $9,872. The major components of general and administrative expenses include accounting fees, consulting fees, legal and professional fees and stock transfer fees.

As a result of the foregoing, we had a net loss of $3,859 for the nine month period ended June 30, 2011. This compares with a net loss for the nine month period ended June 30, 2010 of $45,511. Our net loss for the fiscal year ended September 30, 2010 was $46,336. For the fiscal year ended September 30, 2009 our net loss was $11,072.

Because we do not pay salaries, and our major professional fees have been paid for the year, operating expenses are expected to remain fairly constant.

To try to operate at a break-even level based upon our current level of proposed business activity, we believe that we must generate approximately $50,000 in revenue or receive these funds as a capital infusion per year. However, if our forecasts are inaccurate, we will need to raise additional funds. In the event that we need additional capital, Mr. Gibbs has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes.

On the other hand, we may choose to scale back our operations to operate at break-even with a smaller level of business activity, while adjusting our overhead to meet the revenue from current operations. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services or products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. We cannot assure that additional financing will be available when needed on favorable terms, or at all.

We expect to incur operating losses in future periods because we will be incurring expenses and not generating sufficient revenues. We expect approximately $40,000 in operating costs over the next twelve months fpr general and administrative expenses prior to generating revenues. We cannot guarantee that we will be successful in generating sufficient revenues or other funds in the future to cover these operating costs. Failure to generate sufficient revenues or additional financing when needed could cause us to go out of business.

**Liquidity and Capital Resources.**

As of June 30, 2011, we had cash or cash equivalents of $1,780. As of June 30, 2010, we had cash or cash equivalents of $4,405.

Net cash used for operating activities was $17,651 from our inception on October 15, 2007 through June 30, 2011. Net cash used for operating activities was $1,384 for the fiscal quarter ended June 30, 2011.

Cash flows from investing activities were $-0- from our inception on October 15, 2007 through June 30, 2011.

Cash flows provided by financing activities were $20,815 from our inception on October 15, 2007 through June 30, 2011. .These cash flows were all related to sales of stock and deferred offering costs.

Over the next twelve months we do not expect any material our capital costs to develop operations. We plan to buy office equipment to be used in our operations.

A private company known as Beverage Master, Inc., which has common shareholders with us, but is a third party corporation otherwise unaffiliated with us, sold us the right to use the name Beverage Master and we assumed a $35,000 promissory note owed by Beverage Master. This note is held by Brian Sobnosky, who is related to our director, Brian E. Sobnosky. The note is payable on demand for both principal and interest. At the present time, and until operations develop, we have no internal resources to repay the loan. If the loan is called by Mr. Sobnosky, for whatever reason, we cannot repay it at this time. However, he has not called the not to date, and we have no indication that he will do so. Further, it should be noted that the intangible asset received in return for our assumption of the note was impaired by our accountant and written off within 92 days of purchase. However, at some point in the future, we plan to use the intangible asset , the name "Beverage Master," in our business operations. We plan to create software for the beverage industry.

We believe that we have sufficient capability for our current level of operations through September 20, 2012 We can continue to operate as we have in the past with approximately $40,000 per year in capital. We are relying upon funding from Mr. Gibbs or other shareholders, none of whom have an obligation to do so. Further, once we begin operations, which we anticipate will occur in the first fiscal quarter of next year, we believe that we can attract sufficient product sales and services within our present organizational structure and resources to become profitable in our operations. Additional resources would be needed to expand into additional locations, which we have no plans to do at this time. We do not anticipate needing to raise additional capital resources in the next twelve months. Mr. Gibbs, although he is not obligated to do so, has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes.

Our principal source of liquidity will be our operations. We expect variation in revenues to account for the difference between a profit and a loss. Also business activity is closely tied to the U.S. economy, particularly the economy in Denver, Colorado. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to successfully develop a data storage business and our ability to generate revenues.

In any case, we try to operate with minimal overhead. Our primary activity will be to seek to develop clients for our services and, consequently, our sales. If we succeed in developing clients for our services and generating sufficient sales, we will become profitable. We cannot guarantee that this will ever occur. Our plan is to build our company in any manner which will be successful.

**Off-Balance Sheet Arrangements**

We have no off-balance sheet arrangements with any party.

**Plan of Operation.**

Our plan for the twelve months beginning October 1, 2011 is to operate at a profit or at break even. Our plan is to attract sufficient additional product sales and services within our present organizational structure and resources to become profitable in our operations.

Our product is currently under development. We estimate that it will take until June, 2012 for our product to be completed. The development of this product is expected to cost approximately $100,000, with this amount being comprised entirely of software development and integration labor costs.

The finished computer appliance product will retain for $25,000 for the enterprise edition. We estimate that selling an average of three appliance products a month will result in profitability for the Company.

Currently, we are conducting business in only one location in the Denver Metropolitan area. We have no plans to expand into other locations or areas. The timing of the completion of the milestones needed to become profitable is not directly dependent on anything except our ability to develop sufficient revenues. We believe that we can achieve profitability as we are presently organized with sufficient business. Our principal cost will be marketing our product. At this point, we do not know the scope of our potential marketing costs but will use our existing resources to market our product. Our resources consist of our available cash and advances from Mr. Gibbs, who has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes.

If we are not successful in our operations we will be faced with several options:

1.  Cease operations and go out of business;

2.  Continue to seek alternative and acceptable sources of capital;

3.  Bring in additional capital that may result in a change of control; or

4.  Identify a candidate for acquisition that seeks access to the public marketplace and its financing sources

We believe that we have sufficient capability for our current level of operations through September 30, 2012. We can continue to operate as we have in the past with approximately $40,000 per year in capital. We are relying upon funding from Mr. Gibbs or other shareholders, none of whom have an obligation to do so. Further, once we begin operations, which we anticipate will occur in the first fiscal quarter of next year, we believe that we can attract sufficient product sales and services within our present organizational structure and resources to become profitable in our operations. Additional resources would be needed to expand into additional locations, which we have no plans to do at this time. We do not anticipate needing to raise additional capital resources in the next twelve months. Mr. Gibbs, although he is not obligated to do so, has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes. If we can become profitable, we could operate at our present level indefinitely. To date, we have never had any discussions with any possible acquisition candidate nor have we any intention of doing so.

**Proposed Milestones to Implement Business Operations**

At the present time, we plan to operate from one location in the Denver Metropolitan area. Our plan is to make our operation profitable by the end of our next fiscal year. We estimate that we must generate approximately $900,000 in sales per year to be profitable. However, we can continue to operate as we have in the past with approximately $40,000 per year in capital.

We believe that we can be profitable or at break even by the end of the current fiscal year, assuming sufficient sales. Based upon our current plans, we have adjusted our operating expenses so that cash generated from operations and from working capital financing is expected to be sufficient for the foreseeable future to fund our operations at our currently forecasted levels. To try to operate at a break-even level based upon our current level of anticipated business activity, we believe that we must generate approximately $900,000 in revenue per year. However, we can continue to operate as we have in the past with approximately $40,000 per year in capital.I If our forecasts are inaccurate, we may need to raise additional funds. Our resources consist of our available cash and advances from Mr. Gibbs, who has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes. On the other hand, we may choose to scale back our operations to operate at break-even with a smaller level of business activity, while adjusting our overhead to meet the revenue from current operations. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services and products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. We cannot assure that additional financing will be available when needed on favorable terms, or at all.

We expect to incur operating losses in future periods because we will be incurring expenses and not generating sufficient revenues. We expect approximately $40,000 in operating costs over the next twelve months fpr general and administrative expenses prior to generating revenues. We cannot guarantee that we will be successful in generating sufficient revenues or other funds in the future to cover these operating costs. Failure to generate sufficient revenues or additional financing when needed could cause us to go out of business

Other than advances from Mr. Gibbs, who has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes, there is no assurance that additional funds will be made available to us on terms that will be acceptable, or at all, if and when needed. We expect to generate and increase sales, but there can be no assurance we will generate sales sufficient to continue operations or to expand.

We also are planning to rely on the possibility of referrals from clients and will strive to satisfy our clients. We believe that referrals will be an effective form of advertising because of the quality of service that we bring to clients. We believe that satisfied clients will bring more and repeat clients.

In the next 12 months, we do not intend to spend any material funds on research and development and do not intend to purchase any large equipment.

**Recently Issued Accounting Pronouncements.**

We do not expect the adoption of any recently issued accounting pronouncements to have a significant impact on our net results of operations, financial position, or cash flows.

**Seasonality.**

We do not expect our revenues to be impacted by seasonal demands for our services.

## DESCRIPTION OF BUSINESS

**General**

We are presently designing and developing an enterprise class software and hardware based data storage appliance which will be known as "Enterprise Mass Storage Manager" (EMSM). This product can be utilized by any data intensive industry. We will utilize industry standard network communication protocols coupled with state of the art data deduplication technology in the development of the EMSM data storage appliance.

The terms data storage "appliance" and "data deduplication" will be used frequently throughout this document. The term "appliance", as used herein, refers to:

A standard packaged computer assembly utilizing a central processing unit (cpu), disk and memory resources along with a Linux operating system. This computer will be utilized to run the specialized storage software application referred to as EMSM. The EMSM appliance will be designed as a self contained storage appliance which can be quickly and easily installed and deployed in virtually any computer storage network.

The term "data deduplication" refers to:

Specialized software algorithms which identify repeated instances of files, such as word documents, etc. in computer networks and replace these repeated instances with keys or "hashes" which uniquely identify the replaced file. Identical blocks or strings of data, which are not necessarily in file format, are identified and replaced in the same way. By replacing the actual repeated data on a computer network with a small, unique representation of the data (the key), the amount of physical electronic data storage is reduced significantly.

**The Product**

EMSM comes from traditional Network Attached Storage (NAS) technology, utilizing the well established Network File System (NFS) protocol and utilizing data deduplication methods. EMSM will provide corporate Information Technology professionals with advanced data storage technology to provide the following benefits:

- 10-20 Times the Electronic Storage Capacity of Traditional Storage Devices
- Storage Capacity Planning
- Live Error and Alarm Capture and Notification
- Global Intelligence
- Storage Asset Management
- Storage Device Management
- Reduced Data Center Power Consumption
- Reduced Data Center Cooling Requirements
- Reduced Data Center Floor Space Requirements

We believe that the recent increase in the demands for electronic data storage has increased these challenges to corporate Information Technology (" IT") organizations and technicians significantly over the last several years.

Bulk Storage EMSM provides the capability for corporations to address these issues with a platform independent, scalable appliance for a fraction of what they are currently spending on data storage devices and administration (human resource costs coupled with the capital costs of storage arrays). We believe that Bulk Storage EMSM can help IT organizations achieve strategic corporate objectives such as:

- Maximizing use of IT resources (administrative and capital)
- Ensuring business continuance and data protection
- Managing capital and administrative costs associated with information management
- Managing growth associated with electronic information storage
- Meeting federal regulatory compliance requirements (HIPAA, SOX,
- Meeting data protection requirements
- Reducing Data Center Power, Cooling and Space requirements

To help corporations achieve these objectives, we have developed an open, independent Specialized Storage Management Software (SMS) application.

The majority of the application, will be written in Java, while the Data Deduplication Software will be written in "C" to minimize CPU cycles on the data deduplication end. The data deduplication database utilized will most likely be historical Berkely Database for licensing purposes. However, if the end user prefers Oracle, Sybase, etc. they will have that flexibility, but the licensing burden will be theirs.

Data deduplication is a technology whereby the EMSM appliance, through proprietary software algorithms, stores identical blocks of information and identical files only once. Where most storage devices store multiple copies of the same files and identical blocks of information many times over, thus using costly storage space for redundant information.

The EMSM storage appliance stores only one copy of the identical information while storing only a small representation of the identical information, or a "reference key", each time the redundant information is encountered in the computer enterprise. This capability enables the EMSM appliance to provide 5, 10, 15, 20 or even 50 times the effective storage capacity of conventional storage arrays utilizing the same "raw" disk drive capacity. This "effective capacity" also requires the same amount of power and cooling as the conventional storage array with significantly more electronic storage capacity for the user.

The EMSM product is designed to install on any Unix, Linux or Microsoft computer system. We not intend to pursue the MVS or AS400 markets. Supported backup applications will initially Veritas ™ NetBackup, and BackupExec ™, with the next targeted application being IBM ™ TSM. The Company will support fiber channel and iSCSI SANS initially. The Company will initially support EMC and Hitachi disk arrays, with IBM Shark, NetApp and LSI Logic as the next targets. These application ports encompass approximately 70% of our targeted midrange market.

The product will be extremely scalable as the end user can choose either a central or distributed EMSM database. With the centralized management console approach the user will be able to view all Bulk Storage appliances globally from a single User Interface (UI), while different geographical locations can be restricted with regard to viewing and management capabilities. Permissions will be restricted through access control lists (ACL's).

We intend to pursue several strategic software development partnerships with established software and hardware vendors. Additionally, we intend to immediately pursue a strategic selling relationship with a large storage hardware vendor. At the present time, there are no definitive agreements in place.

Our original focus will be in the Denver, Colorado metropolitan area, but eventually plan to expand nationwide. However, we currently have no plans for expansion. At the present time, we have no active operations and are developing our business plan. At the present time, we have no plans to raise any additional funds within the next twelve months, other than those raised in our recent Offering. Any working capital will be expected to be generated from internal operations or from funds which may be loaned to us by Mr. Gibbs, our President. In the event that we need additional capital, Mr. Gibbs has agreed to loan such funds as may be necessary through September 30, 2012 for working capital purposes. However, we reserve the right to examine possible additional sources of funds, including, but not limited to, equity or debt offerings, borrowings, or joint ventures. Limited market surveys have never been conducted to determine demand for our services. Therefore, there can be no assurance that any of its objectives will be achieved.

Our product is currently under development. We estimate that it will take until June, 2012 for our product to be completed. The development of this product is expected to cost approximately $100,000, with this amount being comprised entirely of software development and integration labor costs.

The finished computer appliance product will retain for $25,000 for the enterprise edition. We estimate that selling an average of three appliance products a month will result in profitability for the Company.

We have not been subject to any bankruptcy, receivership or similar proceeding.

Our address is 10790 Glengate Loop, Highlands Ranch, Colorado 80130. Our telephone number is (303) 862-6857.

**Organization**

We are comprised of one corporation. All of our operations are conducted through this corporation.

**Operations**

We plan to initially operate out of the office of our President. This office is also shared with another company owned by our President and largest shareholder.

We are not presently marketing our product but plan to do so prior to the end of 2010. We plan to utilize the expertise and existing business relationships of our principal officer, Mr. Gibbs to develop our opportunities. All operational decisions will be made solely by Mr. Gibbs.

It should be noted, however, that we do not have any extensive history of operations. To the extent that management is unsuccessful in keeping expenses in line with income, failure to affect the events and goals listed herein would result in a general failure of the business. This would cause management to consider liquidation or merger.

**Markets**

Our sales strategy is two fold:

1) Penetrate end user accounts (hospitals, insurance companies, etc.) through a reseller channel with the monitoring and reporting components of Bulk Storage Software ESM.

2) Generate recurring revenue streams through strategic software and hardware vendor relationships. IT departments are currently purchasing these SMS types of tools in order to address pressing issues in the areas of monitoring and reporting. By establishing ourself as the incumbent SMS software vendor with the reporting and monitoring component of EMSM, we believe that we will be able to generate future revenues as software "add-ons" in the areas electronic data storage management and regulatory compliance within our client base.

We believe that the primary reason that clients would buy from us rather than competitors would be the existing relationships that we can develop. We believe that client loyalty and satisfaction can be the basis for success in this business. Therefore, we plan to develop and expand on already existing relationships to develop a competitive edge. We plan to utilize the expertise of its principal officer to develop our business.

**Clients and Competition**

Generally, the computer storage business is very dynamic and subject to sudden change. The competition is essentially divided into two groups: existing large incumbent storage vendors and independent SMS vendors. Incumbent storage vendors include Symantec/Veritas, Hewlett Packard, IBM, CA, and others. Most, if not all, of the incumbents have engaged in some level of acquisition as method of entering the SMS portion of the computer storage business.

We are not aware of any direct competitor. Most of our competitors sell and support specifically developed products or conversely, large, generic reporting frameworks. To our knowledge, no single vendor provides diagnostics, system health checking, live problem notification, reporting, and management across all elements of the electronic data storage infrastructure.

Almost all of the companies in this industry have greater resources and expertise than us. Any of them could chose to enter our proposed market at any time. Competition with these companies could make it difficult, if not impossible for us to compete, which could adversely affect our results of operations. Competition from larger and more established companies is a significant threat and is expected to remain so for us. Any competition may cause us to fail to gain or to lose clients, which could result in reduced or non-existent revenue. Competitive pressures may impact our revenues and our growth.

Our principal effort at this point will be to develop a client base. We believe that the primary reason that customers would buy from us rather than competitors would be the existing relationships that we can develop. We believe that customer loyalty and satisfaction can be the basis for success in this business. Therefore, we plan to develop and expand on already existing relationships to develop a competitive edge.

**Backlog**

At June 30, 2011, we had no backlogs.

**Employees**

We have one full-time employee: Mr. Geoffrey Gibbs, our President. Mr. Gibbs does not draw a salary or receive any other kind of compensation. However, we reimburse our employee for all necessary and customary business related expenses.  We have no plans or agreements which provide health care, insurance or compensation on the event of termination of employment or change in our control.  We do not pay our Directors separately for any Board meeting they attend.

**Proprietary Information**

We own no proprietary information.

**Government Regulation**

We do not expect to be subject to material governmental regulation. However, it is our policy to fully comply with all governmental regulation and regulatory authorities.

**Research and Development**

We have never spent any amount in research and development activities.

**Environmental Compliance**

We believe that we are not subject to any material costs for compliance with any environmental laws.

<h2 style="text-align:center">DESCRIPTION OF PROPERTY</h2>

We currently occupies approximately 500 square feet of office and retail space which we rents from our President and largest shareholder on a month-to-month basis, currently without charge. This space is considered to be sufficient for us at the present time. We also own office equipment and the design plans for our propose software product.

<h2 style="text-align:center">DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS</h2>

Set forth below are the names of the directors and officers of the Company, all positions and offices with the Company held, the period during which he or she has served as such, and the business experience during at least the last five years:

| Name | Age | Positions and Offices Held |
| --- | --- | --- |
| Geoffrey Gibbs | 51 | President, Secretary-Treasurer, Director |
| Brian  E Sobnosky | 29 | Director |

**Mr. Gibbs** has been our President, Treasurer and a Director since our inception. From December, 2007 through the present, he has held a technical engineering position with a publicly held company, Wild Blue Communications, Inc., a company which brings high speed internet connectivity to rural customers. Prior to that time, he was Chief Technical Officer for Tavata Software Corporation. From November, 2002 to January, 2007 his primary responsibilities were software design, architecture, and software development. His expertise and knowledge of large scale computer storage and backup systems, along with his extensive software development skills, helped create a one of a kind data storage software application at Tavata. This software application was purchased by a large storage hardware company in December, 2007.

He served as Vice President of Consulting Services for Convergent Data Services, Inc. from May of 2000 until November, 2002. During his tenure at CDSI, he created a first class Network Storage and backup consulting company. The company grew from a pure startup to $2.4M in annual revenue, at a 23% net profit before tax, in approximately 30 months.

Prior to joining CDSI, Mr. Gibbs held several senior system administration positions with Fortune 500 companies including Jeppesen-Sanderson (now Boeing Corporation) and Corporate Express.

Mr. Gibbs graduated in 1983 from the University of Wyoming with a degree in Mathematics and Statistics.

**Mr. Sobnosky** has been a Director since our inception. He currently holds an outside sales and business development position with Builders Appliance Center, in Denver Colorado. Prior to the acquisition of all of Tavata's intellectual property in December of 2007, Brian was Director of New Business Development for Tavata Software Corporation. From November, 2004 to the present his primary responsibilities have been identifying and solidifying strategic sales and technology partnerships with third party vendors

Mr. Sobnosky served as Senior Account Executive for Consulting Services with Convergent Data Services, Inc. (CDSI) from September of 2003 through November, 2004. During his tenure at CDSI he was instrumental in identifying and closing large consulting and software sales opportunities. Brian helped the company grow from a startup company to $2.4M in annual revenue at a 25% pretax net profit margin.

Prior to joining CDSI, Mr. Sobnosky managed the computer lab at Youngstown State University.

In March, 2010, Mr. Sobnosky was appointed to the board of directors of Industry Concept Holdings, Inc., which became a public company after a reverse acquisition with Your Way Holding Corporation in December, 2009. Mr. Sobnosky resigned as a director in December, 2010.

Mr. Sobnosky graduated in 2003 from Youngstown State University with a degree in Business Administration and Accounting.

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
## AND MANAGEMENT

The following sets forth the number of shares of our $.0.001 par value common stock beneficially owned by (i) each person who, as of June 30, 2011, was known by us to own beneficially more than five percent (5%) of its common stock; (ii) our individual Directors and (iii) our Officers and Directors as a group. A total of 22,033,080 common shares were issued and outstanding as of June 30, 2011.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership[1][2] | Percent of Class |
|---|---|---|
| Geoffrey Gibbs<br>10790 Glengate Loop<br>Highlands Ranch, CO 80130 | 21,000,000 | 95.31% |
| Brian E Sobnosky<br>4400 S Monaco St. #630<br>Denver, CO 80234 | 15,080 | .07% |
| All Officers and Directors as a Group<br>(two persons) | 21,015,080 | 95.38% |

_____

[1] All ownership is beneficial and of record, unless indicated otherwise.

[2] The Beneficial owner has sole voting and investment power with respect to the shares shown.

**Executive Compensation**

Our officers and directors do not receive any compensation for their services rendered to us, nor have they received such compensation in the past.  As of the date of this registration statement, we have no funds available to pay the officers and directors.  Further, the officers and directors are not accruing any compensation pursuant to any agreement with us. We have no plans to pay any compensation to our officers or directors in the future.

None of our officers and directors will receive any finder's fee, either directly or indirectly, as a result of their respective efforts to implement our business plan outlined herein.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by us for the benefit of its employees.

### CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We currently occupy approximately 500 square feet of office and retail space which we rent from our President and largest shareholder on a month-to-month basis, currently without charge.

As of June 30, 2011 we had three notes payable for a total of $15,000 , unsecured, bearing an interest rate at 8% per annum and due on demand, to related parties.

A private company known as Beverage Master, Inc., which has common shareholders, Brian F. Sobnosky and  Tom Wanamaker, with us, but is a third party corporation otherwise unaffiliated with us, sold us the right to use the name Beverage Master and we assumed a $35,000 promissory note owed by Beverage Master. This note is with Brian F. Sobnosky, who is a cousin of our director, Brian E. Sobnosky.We purchased the name, "Beverage Master," because we plan to eventually develop a software product for the beverage industry. At this time, the plan is very preliminary and we have no further development details.

### DESCRIPTION OF SECURITIES

We are authorized to issue 50,000,000 shares of Common Stock, par value $.0.001 per share, and 1,000,000 shares of Preferred Stock, par value $0.10 per share, to have such classes and preferences as our Board of Directors may determine from time to time. As of June 30, 2011, we had 22,033,080 shares of Common Stock issued and outstanding. No Preferred Stock has been issued or is outstanding as of the date hereof.

**Common Stock**

The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of our liquidation, the holders of Common Stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and the holders of our senior securities, whatever they may be. We may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefore, but we have paid no cash dividends on our Common Stock.

**Preferred Stock**

Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

**Dividends**

We do not expect to pay dividends. Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our Board of Directors. We presently intend to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the foreseeable future.


**SELLING SECURITY HOLDERS**


We have issued common shares in two groups of transactions. On October 15, 2007, we issued 21,930,000 restricted common shares to certain persons and entities at a price of $0.001 for cash, property, or past services. On August 8, 2008, we issued 103,080 restricted common shares at a price of $0.25 for cash. In the first transaction, common shares were issued under an exemption afforded by Section 4(2) of the Act. In the second transaction, common shares were issued in an offering under Section 3(b) including Rule 504 and the analogous Colorado state exemption. We relied upon these exemptions for all investors because of their close relationship to us, the availability of information, and the filing of a Form D. All common shares were sold through our officers and directors.

The following table sets forth the shares beneficially owned, as of the date of this prospectus, by the selling stockholders prior to the offering contemplated by this prospectus, the number of shares each selling stockholder is offering by this prospectus and the number of shares which each selling stockholder would own beneficially if all such offered shares are sold. None of the selling stockholders is known to us to be a registered broker-dealer or an affiliate of a registered broker-dealer. Each of the selling stockholders has acquired his, her or its shares solely for investment and not with a view to or for resale or distribution of such securities. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities.

| Name[1] | Shares of common stock owned prior to the offering | Shares of common stock to be sold[2] | Shares of common stock owned after the offering | Percentage of common stock owned after this offering |
|---|---|---|---|---|
| Berkeley, Emily | 400 | 400 | 0 | 0 |
| Brooks, Kori | 800 | 800 | 0 | 0 |
| Burkhart, Jodene | 1000 | 1000 | 0 | 0 |
| Carrington, Ben | 800 | 800 | 0 | 0 |
| Carrington, Jacob | 800 | 800 | 0 | 0 |
| Carrington, James | 800 | 800 | 0 | 0 |
| Carrington, Ymkje | 800 | 800 | 0 | 0 |
| Chismar, Robert | 1600 | 1600 | 0 | 0 |
| Dorland, Ben | 2000 | 2000 | 0 | 0 |
| Fiumara, Joseph | 2000 | 2000 | 0 | 0 |
| Givens, Edward | 2000 | 2000 | 0 | 0 |
| Howe, Margarita | 400 | 400 | 0 | 0 |
| Howe, Nelson | 400 | 400 | 0 | 0 |
| Husted, Charles | 2000 | 2000 | 0 | 0 |
| Kimball, Allyson | 2000 | 2000 | 0 | 0 |
| Kimball, John T | 800 | 800 | 0 | 0 |
| Kimball, John T III | 2000 | 2000 | 0 | 0 |
| Kimball, Nora | 800 | 800 | 0 | 0 |
| Kimball, Redford | 200 | 200 | 0 | 0 |
| McDermott, Brian | 4000 | 4000 | 0 | 0 |
| McDowell, Rosemarie | 4000 | 4000 | 0 | 0 |
| McKeown, Brianna | 4000 | 4000 | 0 | 0 |
| McKeown, Mary Beth | 4000 | 4000 | 0 | 0 |
| McKeown, Thomas | 4000 | 4000 | 0 | 0 |
| Metzger, Lucien G | 4000 | 4000 | 0 | 0 |
| Metzger, Nina F | 4000 | 4000 | 0 | 0 |
| Morton, Michael | 2000 | 2000 | 0 | 0 |
| Nash, Jonathan | 400 | 400 | 0 | 0 |
| Nester, Robert | 1600 | 1600 | 0 | 0 |
| Peterson, Carly | 2000 | 2000 | 0 | 0 |
| Peterson, Kathleen | 4000 | 4000 | 0 | 0 |
| Peterson, Ken Jr. | 4000 | 4000 | 0 | 0 |
| Peterson, Kevin | 2000 | 2000 | 0 | 0 |
| Rau, Michael | 1400 | 1400 | 0 | 0 |
| Rogers, Morgan | 1000 | 1000 | 0 | 0 |

| Name(1) | Shares of common stock owned prior to the offering | Shares of common stock to be sold(2) | Shares of common stock owned after the offering | Percentage of common stock owned after this offering |
|---|---|---|---|---|
| Sandefur, Eric | 800 | 800 | 0 | 0 |
| Sandefur, Lauren | 800 | 800 | 0 | 0 |
| Sandefur, Preston | 400 | 400 | 0 | 0 |
| Shaw, Eric | 4000 | 4000 | 0 | 0 |
| Snyder, Andrea | 4000 | 4000 | 0 | 0 |
| Snyder, Phillip | 4000 | 4000 | 0 | 0 |
| Sobnosky, Brian E(3) | 15,080 | 15,080 | 0 | 0 |
| Sobnosky, Brian F | 54,000 | 54,000 | 0 | 0 |
| Sobnosky, Richard M | 1600 | 1600 | 0 | 0 |
| Sobnosky, Renee | 1600 | 1600 | 0 | 0 |
| Spangler, Christopher | 3000 | 3000 | 0 | 0 |
| Wanamaker, Thomas | 1600 | 1600 | 0 | 0 |
| Young, Michael | 2000 | 2000 | 0 | 0 |
| Harbinger Intl | 4000 | 4000 | 0 | 0 |
| Geoffrey Gibbs(3) | 21,000,000 | 220,000 | 20,780,000 | 94.30% |
| David Wagner & Associates, P.C.(4) | 400,000 | 400,000 | -0- | -0- |
| Edwards Investments, LLC(5) | 400,000 | 400,000 | -0- | -0- |
| Univestors, LLC(6) | 10,000 | 10,000 | -0- | -0- |
| J.D. Kish | 15,000 | 15,000 | -0- | -0- |
| Sonja Gouak | 10,000 | 10,000 | -0- | -0- |
| Mack Investments, LLC(7) | 10,000 | 10,000 | -0- | -0- |
| Brooke Andler | 10,000 | 10,000 | -0- | -0- |
| Corporate Legal, Inc.(8) | 5,000 | 5,000 | -0- | -0- |
| Jodi Stevens | 5,000 | 5,000 | -0- | -0- |
| Total | 22,033,080 | 1,253,080 | | |

_____

(1) All shares are owned of record and beneficially unless otherwise indicated. Beneficial ownership information for the selling stockholders is provided as of October 1, 2011, based upon information provided by the selling stockholders or otherwise known to us.

(2) Assumes the sale of all shares of common stock registered pursuant to this prospectus. The selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(3) Mr. Geoffrey Gibbs is an officer and director. Mr. Brian E. Sobnosky is a director.

(4) Owned by David Wagner

(5) Controlled by John Edemann, Trustee.

(6) Owned by Patrick Womack

(7) Owned by .Mark Womack.

(8) Owned by .Gordon Dihle, who is an affiliate of a broker-dealer firm.

# PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commission or agent's commissions.  The selling stockholders have advised us that they will sell the shares of common stock from time to time in the open market, at the initial offering price of $0.25 per share, which was the most recent price paid for the shares, until the shares are quoted on the OTC Bulletin Board or national securities exchange, at which point the selling securities holders may sell the registered shares at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices.  The selling stockholders may use any one or more of the following methods when selling shares:

•   any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•   ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•   block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•   purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•   transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•   through the writing of options, whether such options are listed on an options exchange or otherwise;

•   an exchange distribution in accordance with the rules of the applicable exchange;

•   privately negotiated transactions;

•   short sales;

•   broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•   a combination of any such methods of sale; and

•   any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

In connection with the sale of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.

The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares. The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, such broker-dealers or agents and any profit realized on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. None of the selling stockholders who are affiliates of broker-dealers, other than the initial purchasers in private transactions, purchased the shares of common stock outside of the ordinary course of business or, at the time of the purchase of the common stock, had any agreements, plans or understandings, directly or indirectly, with any person to distribute the securities.

We are paying all fees and expenses incident to the registration of the shares of common stock. Except as provided for indemnification of the selling stockholders, we are not obligated to pay any of the expenses of any attorney or other advisor engaged by a selling stockholder. We have not agreed to indemnify any selling stockholders against losses, claims, damages and liabilities, including liabilities under the Securities Act.

If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in passive market-making activities with respect to the shares of common stock. Passive market making involves transactions in which a market maker acts as both our underwriter and as a purchaser of our common stock in the secondary market. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

## LEGAL PROCEEDINGS.

There is no litigation pending or threatened by or against the Company.

## LEGAL MATTERS

The validity of the shares of common stock to be sold in the offering will be passed upon for us by the law firm of David Wagner & Associates, P.C. This firm owns 400,000 shares of our common stock.

## EXPERTS

Our audited financial statements from inception (October 15, 2007) through September 30, 2010 and the related statements of operations, stockholders' equity and cash flows in this prospectus have been audited by Ronald R. Chadwick, P.C., of Denver, Colorado, independent registered public accounting firm, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting. We have also provided the Interim Unaudited nine month Period Ended June 30, 2011.

## WHERE YOU CAN FIND MORE INFORMATION

Our filings are available to the public at the SEC's web site at http://www.sec.gov.  You may also read and copy any document with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549.  Further information on the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement on Form S-1 with the SEC under the Securities Act for the common stock offered by this prospectus.  This prospectus does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC.  For further information, reference is made to the registration statement and its exhibits.  Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

## FINANCIAL STATEMENTS

The consolidated financial statements of Bulk Storage Software, Inc. commencing on page F-1 are included with this prospectus.  These financial statements have been prepared on the basis of accounting principles generally accepted in the United States and are expressed in US dollars.

# Bulk Storage Software, Inc.

(A Development Stage Company)

# FINANCIAL STATEMENTS

With Independent Accountant's Audit Report

The years ended September 30, 2010 and 2009,
The period October 15, 2007 (inception) through September 30, 2011,
And the interim nine month period ended June 30, 2011 (Unaudited)

**TABLE OF CONTENTS**

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado  80014
Telephone (303)306-1967
Fax (303)306-1944


**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**


Board of Directors
Bulk Storage Software, Inc.
Highlands Ranch, Colorado


I have audited the accompanying balance sheets of Bulk Storage Software, Inc. (a development stage company) as of September 30, 2010 and 2009 and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from October 15, 2007 (inception) through September 30, 2010. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material  respects, the financial position of Bulk Storage Software, Inc. as of September 30, 2010 and 2009, and the results of its operations and its cash flows for the years then ended and for the period from October 15, 2007 (inception) through September 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements the Company has suffered recurring losses from operations and has a working capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


| | |
|---|---|
| Aurora, Colorado | /s/ Ronald R. Chadwick, P.C. |
| September 16, 2011 | RONALD R. CHADWICK, P.C. |

**Bulk Storage Software, Inc.**
( A Development Stage Company )
Balance Sheet

| | Unaudited June 30, 2011 | | September 30, 2010 | | September 30, 2009 | |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| **Current Assets** | | | | | | |
| Cash | $ | 1,780 | $ | 3,164 | $ | 7,938 |
| **TOTAL ASSETS** | $ | 1,780 | $ | 3,164 | $ | 7,938 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)** | | | | | | |
| **Current Liabilities** | | | | | | |
| Accounts payable | $ | 1,500 | $ | 1,500 | $ | - |
| Interest Payable | | 9,880 | | 7,405 | | 2,343 |
| Notes Payable - related party | | 50,000 | | 50,000 | | 15,000 |
| **TOTAL LIABILITIES** | | 61,380 | | 58,905 | | 17,343 |
| **SHAREHOLDERS' EQUITY** | | | | | | |
| Preferred stock, par value $.10 per share;  Authorized 1,000,000 shares; issued and outstanding -0- shares. | | - | | - | | - |
| Common Stock, par value $.001 per share;  Authorized 50,000,000 shares; issued and outstanding 22,033,080 shares. | | 22,033 | | 22,033 | | 22,033 |
| Capital paid in excess of par value | | 5,667 | | 5,667 | | 5,667 |
| Deficit accumulated during the development stage | | (87,300) | | (83,441) | | (37,105) |
| **TOTAL SHAREHOLDERS' EQUITY** | | (59,600) | | (55,741) | | (9,405) |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ | 1,780 | $ | 3,164 | $ | 7,938 |

The accompanying notes are an integral part of these financial statements.

**Bulk Storage Software, Inc.**
( A Development Stage Company )
Statement of Operations

| | Unaudited Nine Months End June 30, 2011 | | Year Ended September 30, 2010 | | Unaudited Nine Months Ended June 30, 2010 | | Year Ended September 30, 2009 | | October 15, 2007 (inception)thorugh June 30, 2011 | | October 15, 2007 (inception)thorugh September 30, 2010 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **REVENUES** | | | | | | | | | | | |
| **Total Revenues** | $ | - | $ | - | $ | - | $ | - | $ | - | $ | - |
| **GENERAL & ADMINISTRATIVE EXPENSES** | | | | | | | | | | | |
| Accounting | | 510 | | 5,000 | | 5,000 | | 2,000 | | 7,510 | | 7,000 |
| Consulting | | - | | - | | - | | 7,500 | | 29,385 | | 29,385 |
| Office | | 874 | | 1,274 | | 1,274 | | - | | 2,153 | | 1,279 |
| Stock Transfer Fees | | - | | - | | - | | 372 | | 3,372 | | 3,372 |
| Write down from Impairment of intangible asset | | - | | 38,325 | | 38,325 | | - | | 38,325 | | 38,325 |
| **Total General and Administrative Expenses** | $ | 1,384 | $ | 44,599 | $ | 44,599 | $ | 9,872 | $ | 80,745 | $ | 79,361 |
| **(Loss) from operations** | | (1,384) | | (44,599) | | (44,599) | | (9,872) | | (80,745) | | (79,361) |
| **Other income (expense) -** Interest expense | | (2,475) | | (1,737) | | (912) | | (1,200) | | (6,555) | | (4,080) |
| **Net (loss)** | $ | (3,859) | $ | (46,336) | $ | (45,511) | $ | (11,072) | $ | (87,300) | $ | (83,441) |
| Basic Earnings (Loss) Per Share | $ | (0.00) | $ | (0.00) | $ | (0.00) | $ | (0.00) | $ | (0.00) | $ | (0.00) |
| Wgt Ave Common Shares Outstanding | | 22,033,080 | | 22,033,080 | | 22,033,080 | | 22,033,080 | | 22,033,080 | | 22,033,080 |

The accompanying notes are an integral part of these financial statements.

*F - 3*

**Bulk Storage Software, Inc.**
( A Development Stage Company )
Statement of Cash Flows

| | Unaudited Nine Months Ended June 30, 2011 | Year Ended September 30, 2010 | Unaudited Nine Months Ended June 30, 2010 | Year Ended September 30, 2009 | Unaudited October 15, 2007 (inception) thorugh June 30, 2011 | October 15, 2007 (inception) thorugh September 30, 2010 |
|---|---|---|---|---|---|---|
| Net (loss) | $ (3,859) | $ (46,336) | $ (45,511) | $ (11,072) | $ (87,300) | $ (83,441) |
| Adjustments to reconcile decrease in net assets to net cash provided by operating activities: | | | | | | |
| Impairment of intangible assets | - | 38,325 | 38,325 | - | 38,325 | 38,325 |
| Stock issued for services | - | - | - | - | 21,885 | 21,885 |
| Increase (decrease) in accounts payable | - | 1,500 | 2,741 | (3,000) | 1,500 | 1,500 |
| Increase in interest payable | 2,475 | 1,737 | 912 | 1,200 | 6,555 | 4,080 |
| **Cash used in operating activities** | (1,384) | (4,774) | (3,533) | (12,872) | (19,035) | (17,651) |
| **Cash flows from investing activities** | - | - | - | - | - | - |
| Net cash provided by investing activities | - | - | - | - | - | - |
| **Cash flows from financing activities** | | | | | | |
| Notes payable | - | - | - | - | 15,000 | 15,000 |
| Issuence of common stock | - | - | - | - | 25,815 | 25,815 |
| Capital paid in excess of par | - | - | - | - | (20,000) | (20,000) |
| Net cash provided by financing activities | - | - | - | - | 20,815 | 20,815 |
| **Net increase in cash** | (1,384) | (4,774) | (3,533) | (12,872) | 1,780 | 3,164 |
| Cash at beginning of period | 3,164 | 7,938 | 7,938 | 20,810 | - | - |
| **Cash at end of period** | $ 1,780 | $ 3,164 | $ 4,405 | $ 7,938 | $ 1,780 | $ 3,164 |
| **Supplemental information:** | | | | | | |
| Stock issued for services | $ - | $ - | $ - | $ - | $ - | $ - |
| Note issued for acquisition of Intangible Assets | $ - | $ 38,325 | $ 38,325 | $ - | $ 38,325 | $ 38,325 |

The accompanying notes are an integral part of these financial statements.

F - 4

# Bulk Storage Software, Inc.
(A Development Stage Company)
Statement of Shareholders' Equity

| | Number Of Common Shares Issued | | Common Stock | | Capital Paid in Excess of Par Value | | Deficit Accumulated During the Development Stage | | Total |
|---|---|---|---|---|---|---|---|---|---|
| **Balance at October 15, 2007 (Inception)** | - | $ | - | $ | - | $ | - | $ | - |
| October 15, 2007 issued 21,885,000 shares of par value $.001 common stock for services valued at or $.001 per share | 21,885,000 | | 21,885 | | - | | | | 21,885 |
| October 15, 2007 issued 45,000 shares of par value $.001 common stock for cash of $45 or $.001 per share | 45,000 | | 45 | | - | | | | 45 |
| August 8, 2008 issued 103,080 shares of par value $.001 common stock for cash of $25,770 or $.25 per share as part of a private offering (net of offering costs of $20,000) | 103,080 | | 103 | | 5,667 | | | | 5,770 |
| Net (Loss) | - | | - | | - | | (26,033) | | (26,033) |
| **Balance at September 30, 2008** | 22,033,080 | $ | 22,033 | $ | 5,667 | $ | (26,033) | $ | 1,667 |
| Net (Loss) | - | | - | | - | | (11,072) | | (11,072) |
| **Balance at September 30, 2009** | 22,033,080 | $ | 22,033 | $ | 5,667 | $ | (37,105) | $ | (9,405) |
| Net (Loss) | - | | - | | - | | (46,336) | | (46,336) |
| **Balance at September 30, 2010** | 22,033,080 | $ | 22,033 | $ | 5,667 | $ | (83,441) | $ | (55,741) |
| Net (Loss) | - | | - | | - | | (3,859) | | (3,859) |
| **Balance at June 30, 2011 (Unaudited)** | 22,033,080 | $ | 22,033 | $ | 5,667 | $ | (87,300) | $ | (59,600) |

The accompanying notes are an integral part of these financial statements.

**Bulk Storage Software, Inc.**
(A Development Stage Company)
Notes to Financial Statements
The years ended September 30, 2010 and 2009,
The period October 15, 2007 (inception) through September 30, 2011,
And the interim nine month period ended June 30, 2011 (Unaudited)

## Note 1 - Organization and Summary of Significant Accounting Policies

*ORGANIZATION*

Bulk Storage Software, Inc. (the "Company"), was incorporated in the State of Colorado on October 15, 2007. The Company was formed to provide software and consulting services with regard to computer data storage. The Company may also engage in any business that is permitted by law, as designated by the board of directors of the Company.

*USE OF ESTIMATES*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

*STATEMENT OF CASH FLOWS*

For purposes of the statement of cash flows, the Company considered demand deposits and highly liquid-debt instruments purchased with maturity of three months or less to be cash equivalents.

Cash paid for interest during the period was $0.  Cash paid for income taxes during the period was $0.

*BASIC EARNINGS PER SHARE*

The basic earnings (loss) per common share are computed by dividing the net income (loss) for the period by the weighted average number of shares outstanding.

**Bulk Storage Software, Inc.**
(A Development Stage Company)
Notes to Financial Statements
The years ended September 30, 2010 and 2009,
The period October 15, 2007 (inception) through September 30, 2011,
And the interim nine month period ended June 30, 2011 (Unaudited)

## Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

*REVENUE RECOGNITION*

The Company provides management consulting services. The revenue is recognized when the services have been preformed. For the nine month period ended June 30, 2011 and the years ended  September 30, 2010 and September 30, 2009, the Company has had no operations.

*INCOME TAXES*

The Company follows the asset and liability method of accounting for deferred income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial accounting and tax bases of assets and liabilities. The Company accounts for income taxes pursuant to ASC 740. There was no increase in liabilities for unrecognized tax benefits as a result of this implementation. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expense. There was neither interest nor penalty at the period ended June 30, 2011 or years ended September 30, 2010 and 2009.

## Note 2 – Basis of Presentation

In the course of its life the Company has had limited operations, and has a working capital deficit. This raises substantial doubt about the Company's ability to continue as a going concern.
The Company believes it can raise capital through equity sales and borrowing to fund its marketing and operating activities. Management believes this will contribute toward its operations and subsequent profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**Bulk Storage Software, Inc.**
(A Development Stage Company)
Notes to Financial Statements
The years ended September 30, 2010 and 2009,
The period October 15, 2007 (inception) through September 30, 2011,
And the interim nine month period ended June 30, 2011 (Unaudited)

## Note 3 – Related Party Events

On June 28, 2010 the Company acquired the rights to the name "Beverage Master" in exchange for a note payable in the amount of $38,325, $35,000 in principal and $3,325 of accrued interest, carried by a shareholder related to a Director. The intangible assets were 100% impaired resulting in an expense of $38,325.

## Note 4 – Capital Stock

The Company authorized 50,000,000 shares of no par value common stock. Through September 30, 2010, the Company issued a total of 22,033,080 shares raising $25,815.

On October 15, 2007 the Company issued 21,885,000 shares of $.001 par value common stock for services valued at $21,885 or $.001 per share. On October 15, 2007 the Company issued 45,000 shares of $.001 par value common stock for $45 in cash or $.001 per share.

On August 8, 2008 the Company completed its private offering and issued 103,080 shares of $.001 par value common stock for $25,770 or $.25 per share. The Company incurred deferred offering expenses totaling $20,000. These expenses directly reduced the offering proceeds of $25,770 resulting in net funds received of $5,770.

The Company authorized 1,000,000 shares of no par value, preferred stock, to have such preferences as the Directors of the Company may assign from time to time. No preferred stock is either issued or outstanding as of June 30, 2011, September 30, 2010 and September 30, 2009.

The Company has declared no dividends through June 30, 2011.

## Note 5 - Note Payable

The Company at June 30, 2011, September 30, 2010 and September 30, 2009 had outstanding notes payable for $15,000 to related party shareholders, unsecured, bearing an interest rate at 8% per annum and due on demand.

On June 28, 2010 the Company assumed a note in the amount of $35,000 for the rights to the "Beverage Master" name. The note is unsecured, bearing an interest rate at 6% per annum and due on demand, and is held by a shareholder related to a Director.

Notes payable total $50,000, interest expense under the notes for the nine month period ended June 30, 2011 was $2,475, for the years ended September 30, 2010 and 2009 interest expense was $1,737 and $1,200 respectively. For the nine month period ended June 30, 2011 accrued interest payable was $9,880, with accrued interest payable of $7,405 at September 30, 2010, $2,343 at September 30, 2009.

**Bulk Storage Software, Inc.**
(A Development Stage Company)
Notes to Financial Statements
The years ended September 30, 2010 and 2009,
The period October 15, 2007 (inception) through September 30, 2011,
And the interim nine month period ended June 30, 2011 (Unaudited)

**Note 6 - Income Taxes**

Deferred income taxes arise from the temporary differences between financial statement and income tax recognition of net operating losses. These loss carryovers are limited under the Internal Revenue Code should a significant change in ownership occur. The Company accounts for income taxes pursuant to ASC 740. At June 30, 2011, September 30, 2010, September 30, 2009, the Company had approximately $87,300, $83,441 and $37,105 respectively in unused federal net operating loss carryforwards, which begin to expire principally in the year 2028. A deferred tax asset at each date of approximately $17,460, $16,688 and $7,421 respectively resulting from the loss carryforwards has been offset by a 100% valuation allowance. The change in the valuation allowance for the periods ended June 30, 2011, September 30, 2010 and September 30, 2009 was approximately $772, $9,267, and $2,214 respectively.

## PART II

## INFORMATION NOT REQUIRED IN PROSPECTUS

**Item 13.  Other Expenses of Issuance and Distribution**

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

| Nature of expense | | Amount |
|---|---|---|
| SEC Registration fee | $ | 30 |
| Accounting fees and expenses | $ | 2,000 |
| Legal fees and expenses | $ | 27,500 |
| Printing expenses | $ | 1,000 |
| Miscellaneous | $ | 470* |
| TOTAL | $ | 31,000 |

_____

\* Estimated.

**Item 14.  Indemnification of Directors and Officers**

Pursuant to our Articles of Incorporation and By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The prior discussion of indemnification in this paragraph represents a summary of the material terms of indemnification to the fullest extent permitted by the laws of the State of Colorado.

Indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions. However, we are informed that, in the opinion of the Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

**Item 15.  Recent Sales of Unregistered Securities**

On October 15, 2007, we issued the following restricted common shares to the following persons and entities at a price of $0.001 for cash, property, or past services:

| Name | Shares Issued |
|---|---|
| Geoffrey Gibbs | 21,000,000 |
| David Wagner & Associates, P.C. | 400,000 |
| Edwards Investments, LLC | 400,000 |
| Brian Sobnosky | 50,000 |
| Univestors, LLC | 10,000 |
| Brian E. Sobnosky | 15,000 |
| J.D. Kish | 15,000 |
| Sonja Gouak | 10,000 |
| Mack Investments, LLC | 10,000 |
| Brooke Andler | 10,000 |
| Corporate Legal, Inc. | 5,000 |
| Jodi Stevens | 5,000 |
| | |
| Total | 21,930,000 |

In the transactions shown above, the issuance, delivery and sale of our common stock were made pursuant to the private offering exemption within the meaning of Section 4(2) of the Securities Act of 1933 ("Act") because the offers were made to a limited number of people, all of whom received all material information concerning the investment and all of whom have had sophistication and ability to bear economic risk based upon their representations to us and their prior experience in such investments. The exemptions are claimed upon, among other things, certain representations made by the purchasers in connection with the transactions. The purchase price paid by the purchaser's consideration for the common stock was determined through arm's-length negotiations between the parties.

On August 8, 2008, we issued the following restricted common shares to the following entity at a price of $0.25 for cash:

| Name | Shares Issued |
|---|---|
| Anderson,Dennis | 1600 |
| Baughman,Gregory | 1600 |
| Berkeley, Emily | 400 |
| Brooks, Kori | 800 |
| Burkhart, Jodene | 1000 |
| Carrington, Ben | 800 |
| Carrington, Jacob | 800 |
| Carrington, James | 800 |
| Carrington, Ymkje | 800 |
| Chismar, Robert | 1600 |
| Dorland, Ben | 2000 |
| Fiumara, Joseph | 2000 |
| Givens, Edward | 2000 |
| Howe, Margarita | 400 |

| Name | Shares Issued |
|---|---:|
| Howe, Nelson | 400 |
| Husted, Charles | 2000 |
| Kimball, Allyson | 2000 |
| Kimball, John T | 800 |
| Kimball, John T | 2000 |
| Kimball, Nora | 800 |
| Kimball, Redford | 200 |
| McDermott, Brian | 4000 |
| McDowell, Rosemarie | 4000 |
| McKeown, Brianna | 4000 |
| McKeown, Mary Beth | 4000 |
| McKeown, Thomas | 4000 |
| Metzger, Lucien G | 4000 |
| Metzger, Nina F | 4000 |
| Morton, Michael | 2000 |
| Nash, Jonathan | 400 |
| Nester, Robert | 1600 |
| Peterson, Carly | 2000 |
| Peterson, Kathleen | 4000 |
| Peterson, Ken Jr. | 4000 |
| Peterson, Kevin | 2000 |
| Rau, Michael | 1400 |
| Rogers, Morgan | 1000 |
| Sandefur, Eric | 800 |
| Sandefur, Lauren | 800 |
| Sandefur, Preston | 400 |
| Shaw, Eric | 4000 |
| Snyder, Andrea | 4000 |
| Snyder, Phillip | 4000 |
| Sobnosky, Brian E | 80 |
| Sobnosky, Brian F | 4000 |
| Sobnosky, Richard M | 1600 |
| Sobnosky, Renee | 1600 |
| Spangler, Christopher | 3000 |
| Wanamaker, Thomas | 1600 |
| Young, Michael | 2000 |
| Harbinger Intl | 4000 |
| Total | 103080 |

A total of 103,080 shares were issued in an offering under Section 3(b) including Rule 504 and the analogous Colorado state exemption. We relied upon these exemptions for all investors because of their close relationship to us, the availability of information, and the filing of a Form D. The shares were sold through our officers and directors.

**Item 16.   Exhibits**

The following Exhibits are filed with or incorporated by reference to this Registration Statement, pursuant to Item 601 of Regulation S-K.

| Exhibit No. | Description |
|:---:|:---|
| 3.1* | Articles of Incorporation of Bulk Storage Software, Inc. |
| 3.2* | Bylaws of Bulk Storage Software, Inc. |
| 5.1 | Opinion of David Wagner & Associates, P.C. |
| 10.1* | BeverageMaster Promissory Note |
| 23.1 | Consent of Independent Auditors |
| 23.2* | Consent of Counsel (See Exhibit 5.1) |

* Previously filed.

**Item 17.   Undertakings**

The Registrant hereby undertakes the following:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) include any Prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b)(Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement..

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) If the registrant is subject to Rule 430C (Section 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is a part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the town of Highlands Ranch, State of Colorado, on the day of October 28, 2011.

**BULK STORAGE SOFTWARE, INC.**

By:     /s/ Geoffrey Gibbs
_____
Geoffrey Gibbs, President, Chief Executive,
Chief Financial, and  Chief Accounting Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

| Signature | Title | Date |
|---|---|---|
| /s/ Geoffrey Gibbs<br>Geoffrey Gibbs | President, Treasurer and Director | October 28, 2011 |
| /s/ Brian Sobnosky<br>Brian Sobnosky | Director | October 28, 2011 |

*II - 5*

Exhibit 5.1

[LETTERHEAD]

October 28, 2011

The Board of Directors
Bulk Storage Software, Inc.
10790 Glengate Loop
Highlands Ranch, Colorado 80130

     Re:   Registration Statement on Form S-1
             Bulk Storage Software, Inc., common stock,
              par value $0.001 per share

Gentlemen:

We are acting as counsel for Bulk Storage Software, Inc., a Colorado corporation (the"Company"), in connection with the preparation of the Registration Statement on Form S-1 (the "Registration Statement"), as to which this opinion is a part, filed with the Securities and Exchange Commission (the "Commission") on October 28, 2011 for the registration by certain selling shareholders of 1,253,080 shares of common stock, $0.001 par value, of the Company (the "Shares").

In connection with rendering our opinion as set forth below, we have reviewed and examined originals or copies of such corporate records and other documents and have satisfied ourselves as to such other matters as we have deemed necessary to enable us to express our opinion hereinafter set forth.

Based upon the foregoing, it is our opinion that:

The Shares to be registered as covered by the Registration Statement, presently are, and will be, when sold in accordance with the terms and conditions set forth in the Registration Statement, duly authorized, validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to this firm under the caption "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

DAVID WAGNER & ASSOCIATES, P.C.


/s/ David Wagner & Associates, P.C.

Exhibit 23.1

RONALD R. CHADWICK, P.C.
Certified Public Accountant
2851 South Parker Road, Suite 720
Aurora, Colorado  80014
Telephone (303)306-1967
Fax (303)306-1944


**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**


I consent to the use in this Registration Statement of Bulk Storage Software, Inc. on Form S-1/A, of my report dated September 16, 2011 on the financial statements of Bulk Storage Software, Inc. as of September 30, 2010 and 2009 and for the period from October 15, 2007 (inception) through September 30, 2010.


Ronald R. Chadwick, P.C.
**RONALD R. CHADWICK, P.C.**
Aurora, Colorado
October 28, 2010

October 28, 2011

Barbara C. Jacobs
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

   Re: Bulk Storage Software, Inc. (the Company)
     Amendment No. 2 to Form S-1 Registration Statement
     File Number: 333-168328

Dear Ms. Jacobs;

   This is in response to your October 19, 2011 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

<u>Amendment No.2 to Registration Statement on Form S-1 Filed September 22, 2011</u>

<u>General</u>

1. It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15( d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers. In this regard, we refer to your disclosure under the caption "Reports" on page 13 where you state that once this registration statement is declared effective you will be required to file annual and quarterly reports.

**Please note that the Company plans to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. The appropriate disclosure has been added regarding the registration in the Reports Section.**

2. It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15( d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10- K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have

**Since the Company plans to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, the Company does not believe that a risk factor is necessary in this circumstance.**

Summary, page 4

3. Please revise your prospectus summary to state that your auditors have issued a going concern opinion.

**The Company has added the relevant disclosure.**

Management's Discussion and Analysis

Liquidity and Capital Resources, page 16

4. You indicate that your current capital is sufficient because you "believe that [you] can attract sufficient product sales and services within [your] present organizational structure and resources to become profitable." You further assert on page 17 that you expect to "be profitable or at break even by the end of the current fiscal year." Yet, historically you have operated at a net loss and have never generated any revenue. Additionally, it is unclear how you expect to generate revenue when your product is not yet complete, as indicated elsewhere in your prospectus. Further, although you suggest that additional capital may be available from your president, we note that Mr. Gibbs has only agreed to loan funds to the company through December 31, 2011. Given the foregoing, please revise your disclosure to provide a reasonable basis for your belief that your current capital is sufficient to fund planned operations or expand your disclosure to address how the company plans to fund operations during the next twelve months. To the extent you perceive a deficiency in currently available or contractually committed funds for funding operations during the next twelve months, state the minimum period of planned operations that the currently available and contractually committed funds will enable you to fund.

**The Company has provided the additional disclosure.**

5.  Please revise your disclosure to state, if true, that Mr. Gibbs has no obligation to loan additional funds to the company or to pay for costs associated with this offering. Supplementally enhance your disclosure to address how the company intends to handle its liquidity needs if additional funding, from Mr. Gibbs or otherwise, is not available.

**The Company has added the relevant disclosure in this section and in Plan of Operation. Please note that the Company plans to scale its level of operations to meet its available resources. Currently, Mr. Gibbs does not take a salary. The Company operates at minimal overhead and plans to do so until it begins to generate revenue.**

6.  Please revise to disclose that the promissory note assumed by the company on behalf of Beverage Master Holding Corp. and payable to Brian Sobnosky requires payment of both principal and interest on demand. Discuss the potential liquidity risk associated with this type of obligation and that the intangible asset received in return for your assumption of this note was impaired and written off within 92 days of purchase.

**The Company has provided the additional disclosure.**

Plan of Operation, page 17

7.  Review and revise your disclosure to ensure that you provide information regarding your plan of operations over the next twelve-month period, measured from the date of the prospectus. In this regard we note that you provide such information as of January 1,2010.

**The Company has provided the revised disclosures.**

8.  Review the timing described in your prospectus, including the Business section and Management's Discussion and Analysis, to ensure that all plans and descriptions of the company's business are accurate and current. In this regard we note your disclosure on page 17 indicating that you estimate your product to be completed in June 20 11. Yet elsewhere you indicate that you are still currently designing and developing your software product. Please revise your disclosure accordingly and take care to ensure that the current status of your business is conveyed consistently throughout the registration statement.

**The Company has provided the additional disclosure.**

Certain Relationships and Related Transactions, page 25

9. We note your response to prior comment 3. Please enhance your disclosure to indicate why the company purchased the right to use the name Beverage Master, including an explanation of how such asset will benefit the company and complement your business. Please supplementally provide us with data sufficient that we may assess the "common shareholders" between the company and Beverage Master, Inc. and, if material, include such disclosure in the prospectus.

**The Company has provided the additional disclosure.  The Company has purchased the name, "Beverage Master," because it plans to eventually develop a software product for the beverage industry. At this time, the plan is very preliminary. Notwithstanding the impairment, the Company believes that it can ultimately utilize the name for the benefit of shareholders. Also, the common shareholders of the two companies are Brian F. Sobnosky and  Tom Wanamaker.**

10. We note that you assumed a $35,000 promissory note owed to Brian Sobnosky, who is related to your director, Brian E. Sobnosky. Please tell us what the relationship between Brian E. Sobnosky, Brian Sobnosky, Brian F. Sobnosky, Richard M. Sobnosky, and Renee Sobnosky. Please tell us if Brian Sobnosky is the same person as Brian F. Sobnosky, who is identified as a selling shareholder on page 27, and if so, please revise to disclose that this individual is a selling shareholder in this offering.

**Brian E. and Brian F. Sobnosky are cousins. We have clarified each "Brian Sobnosky" named in the registration statement.  Brian F. Sobnosky is the brother of Richard Sobnosky and brother-in-law of Renee Sobnosky.**

Selling Shareholders, page 25

11. Please provide beneficial ownership information as of the most recent practicable date. We note that you have presented such information as of June 30, 2011. Refer to Item 403 of Regulation S- K.

Barbara C. Jacobs
October 28, 2011
Page 5

**The Company has provided the update.**

The following responses are provided by the accountants

<u>Financial Statements</u>

<u>Balance Sheet, page F-2</u>

   12.  Revise to identify Notes Payable as being due to related party parties. In this regard, please change the name of the line item to "Notes Payable to Related Parties."

**Comment complied with. See change to balance sheet "Notes Payable-related party."**

<u>Note 3- Note Payable, page F-8</u>

   13.  Please identify the related party with whom the Beverage Master transaction took place. Please tell us why you have not disclosed the acquisition of the Beverage Master intangible asset within the notes to the financial statements.

**The Beverage Master transaction took place with Brian F. Sobnosky. Disclosure of the relationship has been enhanced in Footnote 3. Please see Footnotes 3 and 5 for a complete disclosure of the acquisition and impairment.**

<u>Note 5- Note Payable, page F-8</u>

   14.  Please identify the related parties to whom each note is owed.

**The related parties are Brian F. Sobnosky ($35,000), Mack Investments Group, LLC ($5,000), Univestors LLC ($5,000), and Brooke Andler ($5,000). Disclosure was added to Footnote 5.**

<u>Signature, page II-5</u>

   15.  Instruction 1 to the Signatures section of Form S-l requires that the registration statement be signed by the registrant's principal financial officer and controller (or principal accounting officer). In your next amendment, please revise Mr. Gibbs' signature line to indicate each capacity in which he serves.

**The appropriate change has been made.**

Exhibit 5.1

16. We note your response to prior comment 6 and the filing of an updated legality opinion. However, the legality opinion you filed does not include an opinion of counsel as to whether the 1,253,080 shares of common stock already issued are presently duly authorized, validly issued, fully paid and nonassessable. Please file a revised and updated legality opinion.

**A new opinion letter is enclosed in the registration statement.**

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner